STATEMENT OF INVESTMENTS

Dreyfus Municipal Income, Inc.

June 30, 2007 (Unaudited)

Long-Term Municipal Investments--158.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--6.5%				
Jefferson County, Sewer Revenue Capital Improvement Warrants (Insured; FGIC)	5.75	2/1/09	7,500,000 a	7,789,275
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/10	4,620,000 a	4,926,814
Alaska--3.6%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	6,979,504
Arkansas--1.6%				
Independence County, PCR (Entergy Arkansas, Inc. Project)	5.00	1/1/21	3,000,000	3,050,730
California--15.9%				
ABAG Financial Authority for Nonprofit Corporations, Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,058,350
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,951,209
California Educational Facilities Authority, Revenue (Mills College)	5.00	9/1/34	2,000,000	2,034,760
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,683,875
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	2,500,000	2,421,800
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 a	3,838,207
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,455,000	1,571,473
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	6,000,000	1,700,160
Del Mar Race Track Authority, Revenue	5.00	8/15/25	2,500,000	2,523,125
Golden State Tobacco Securitization Corporation,				

Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	3,000,000 a	3,587,160
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	2,500,000	2,614,300
Colorado--10.3%				
Colorado Springs, HR	6.38	12/15/10	2,835,000 a	3,073,849
Colorado Springs, HR	6.38	12/15/30	2,890,000	3,085,162
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	2,480,000	2,483,472
University of Northern Colorado Board of Trustees, Auxiliary Facilities System Revenue (Insured; FSA)	5.00	6/1/35	11,000,000 b,c	11,351,670
District of Columbia--1.4%				
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/09	1,605,000 a	1,679,360
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	475,000	494,755
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	505,000	513,024
Florida--1.4%				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	30,000 a	31,597
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,470,000	1,528,197
South Lake County Hospital District, Revenue (South Lake Hospital, Inc.)	5.80	10/1/34	1,095,000	1,129,744
Georgia--.6%				
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/14	1,000,000 a	1,076,640
Illinois--10.4%				
Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 a	3,945,530

Chicago				
(Insured; FGIC)	6.13	7/1/10	315,000 a	337,271
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	55,000	55,221
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 a	6,192,138
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 a	7,436,030
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 a	2,155,640
Indiana--2.1%				
Anderson, EDR and Improvement Bonds (Anderson University Project)	5.00	10/1/32	1,450,000	1,422,363
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	2,500,000 a	2,700,750
Iowa--.6%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	5.00	6/1/47	1,275,000	1,240,371
Kansas--1.3%				
Unified Government of Wyandotte County/Kansas City, Tax-Exempt Sales Tax Special Tax Obligation Revenue (Redevelopment Project Area B)	5.00	12/1/20	2,500,000	2,555,950
Maryland--4.9%				
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 a	2,174,740
Maryland Health and Higher Educational Facilities Authority, Revenue (The Johns Hopkins University Issue)	6.00	7/1/09	7,000,000 a	7,360,290
Massachusetts--9.2%				
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/14	5,000,000 a	5,304,400
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	2,002,800
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/31	2,500,000	2,667,100

Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	2,500,000	2,494,650
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,304,154
Michigan--3.6%				
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) (Insured; MBIA)	5.45	8/1/08	2,200,000 [a]	2,236,454
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,685,000	4,684,532
Minnesota--1.4%				
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 [a]	2,623,740
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000	85,245
Mississippi--3.1%				
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	6,000,000	6,058,800
Missouri--4.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,525,975
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	2,500,000	2,574,300
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 [a]	2,700,400
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	160,000	161,494
Nevada--2.2%				
Clark County, IDR (Southwest Gas Corporation Project) (Insured; AMBAC)	6.10	12/1/38	4,000,000	4,245,960
New Jersey--.9%				
New Jersey Economic Development Authority, Cigarette Tax				

Revenue	5.50	6/15/31	1,610,000	1,683,545
New Mexico--2.4%				
Farmington,				
PCR (Public Service Company of				
New Mexico San Juan Project)	6.30	12/1/16	3,000,000	3,064,410
New Mexico Mortgage Finance				
Authority, Single Family				
Mortgage Program				
(Collateralized: FHLMC and				
GNMA)	6.85	9/1/31	1,610,000	1,632,089
New York--2.3%				
Long Island Power Authority,				
Electric System General Revenue	5.00	9/1/27	1,500,000	1,537,095
New York State Dormitory				
Authority, Catholic Health				
Services of Long Island				
Obligated Group Revenue (Saint				
Francis Hospital Project)	5.00	7/1/27	2,930,000	2,946,320
North Carolina--3.1%				
Gaston County Industrial				
Facilities and Pollution				
Control Financing Authority,				
Exempt Facilities Revenue				
(National Gypsum Company				
Project)	5.75	8/1/35	1,500,000	1,567,260
North Carolina Eastern Municipal				
Power Agency, Power System				
Revenue	5.13	1/1/26	3,000,000	3,075,840
North Carolina Housing Finance				
Agency, Home Ownership Revenue	6.25	1/1/29	1,415,000	1,442,536
Ohio--5.0%				
Cuyahoga County,				
Hospital Improvement Revenue				
(The Metrohealth System				
Project)	6.13	2/15/09	5,000,000 [a]	5,222,900
Ohio Housing Finance Agency,				
Residential Mortgage Revenue				
(Collateralized; GNMA)	5.75	9/1/30	65,000	65,436
Rickenbacker Port Authority,				
Capital Funding Revenue (OASBO				
Expanded Asset Pooled)	5.38	1/1/32	4,090,000	4,326,198
Oklahoma--1.3%				
Oklahoma Development Finance				
Authority, Revenue (Saint John				
Health System)	6.00	2/15/29	2,500,000	2,591,100
Pennsylvania--7.9%				
Delaware County Industrial				
Development Authority, Water				
Facilities Revenue (Aqua				
Pennsylvania, Inc. Project)				
(Insured; FGIC)	5.00	11/1/38	3,375,000	3,434,636
Pennsylvania Economic Development				

Financing Authority, RRR (Northampton Generating Project)	6.60	1/1/19	3,500,000	3,534,930
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/11	5,995,000 [a]	6,490,247
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	1,755,000	1,861,142
Rhode Island--1.2%				
Rhode Island Housing and Mortgage Finance Corporation, Homeownership Opportunity Revenue	4.70	10/1/32	2,405,000	2,292,374
South Carolina--11.0%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	5,049,200
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 [a]	2,624,200
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,549,140
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	2,500,000	2,589,675
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	3,106,654
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	4,341,900
Texas--11.8%				
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	4.95	5/15/33	2,000,000	1,984,320
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	2,500,000	2,510,225
Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,703,325
Harris County Health Facilities Development Corporation, HR				

(Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 [a]	3,896,509
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corporation Project)	5.65	12/1/22	4,500,000	4,662,225
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,260,190
Utah--.1%				
Utah Housing Finance Agency, SFMR (Collateralized; FHA)	6.00	1/1/31	185,000	188,006
Vermont--1.1%				
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,632,870
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	460,000	464,683
Washington--2.7%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 [a]	5,216,950
West Virginia--3.9%				
Braxton County, SWDR (Weyerhaeuser Company Project)	5.80	6/1/27	7,450,000	7,602,203
Wisconsin--5.1%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,786,500
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.60	2/15/29	4,975,000	5,088,729
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	2,061,820
Wyoming--.8%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,500,000	1,575,375
U.S. Related--13.6%				
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	8,000,000 [b,c]	8,176,400
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	10,000,000 [b,c]	10,220,500
Puerto Rico Infrastructure Financing Authority, Special				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tax Revenue (Insured; AMBAC)	5.00	7/1/15	8,000,000 b,c	8,131,160
Total Long-Term Municipal Investments (cost $293,865,875)				**307,615,327**

Short-Term Municipal Investments--.8%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Connecticut--.1%				
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3.88	7/1/07	100,000 d	100,000
Florida--.4%				
Jacksonville, PCR, Refunding (Florida Power and Light Company Project)	3.92	7/1/07	100,000 d	100,000
Lee Memorial Health System Board of Directors, HR (Lee Memorial Health System) (Liquidity Facility; SunTrust Bank)	3.95	7/1/07	600,000 d	600,000
Utah--.3%				
Carbon County, PCR, Refunding (Pacificorp Projects) (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.90	7/1/07	700,000 d	700,000
Total Short-Term Municipal Investments (cost $1,500,000)				**1,500,000**
Total Investments (cost $295,365,875)			**159.2%**	**309,115,327**
Liabilities, Less Cash and Receivables			**(7.7%)**	**(14,973,578)**
Preferred Stock, at redemption value			**(51.5%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**194,141,749**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $37,879,730 or 19.5% of net assets applicable to Common Shareholders.

c Collateral for floating rate borrowings.

d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company

CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance